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                                                                      EXHIBIT 19


                                                                 [INTEROIL LOGO]


NEWS RELEASE
--------------------------------------------------------------------------------

                   INTEROIL SCHEDULES FIRST CRUDE OIL SHIPMENT
                                  FOR REFINERY

         MAY 3, 2004 - PORT MORESBY, PAPUA NEW GUINEA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea announced today that its wholly owned subsidiary, E.P. InterOil Limited, has scheduled the first shipment of crude oil supply for the refinery.

         The procurement of crude oil follows notification from the refinery project's EPC (Engineering Procurement, & Construction) contractor, that they will be ready to accept crude into the refinery in early June.

         The first crude oil cargo delivery has been scheduled to arrive at the refinery to meet the contractors schedule and will be local Kutubu Blend crude. A second crude oil shipment has also been scheduled for later in June and will subsequently be followed by regular shipments as the refinery moves towards full production.

         "This has been an anxiously awaited event for InterOil, Papua New Guinea, and the surrounding region and we are extremely pleased with this outcome. We look forward to receiving this first cargo as we move towards completion of the project and full refining operations," said Mr Phil Mulacek, CEO of InterOil.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, (ASX) in CHESS Depositary Interests (CDI), in Australian dollars under the symbol IOC which trade on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in

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Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                                    AUSTRALASIA
Gary M Duvall                             Lisa Elliott                           Anesti Dermedgoglou
V.P., Corporate Development               V.P., IR Counsel                       V.P., Investor Relations
InterOil Corporation                      DRG&E                                  InterOil Corporation
gary.duvall@interoil.com                  lelliott@drg-e.com                     anesti@interoil.com
Houston, TX USA                           Houston, TX USA                        Cairns, Qld Australia
Phone:  +1 281 292 1800                   Phone: +1 713 529 6600                 Phone: +617 4046 4600


                              CAUTIONARY STATEMENT

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. The Company currently has no reserves as defined under Canadian National Instrument 51-101 reserve definitions. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.